UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 0-15535

(Check One:)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: January 31, 2015

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Lakeland Industries, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and number):	701 Koehler Avenue, Suite 7
City, state, and zip code	Ronkonkoma, New York 11779

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will be delayed in the filing of its Annual Report on Form 10-K for the fiscal year ended January 31, 2015 due to the ongoing exploration of strategic alternatives by the Company in respect of a discontinuance of its Brazilian operations and the additional time required by the Company to determine the disclosures associated with accounting for the Company’s discontinued Brazilian operations and related issues.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gary Pokrassa	631-981-9700

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine months ended October 31, 2014, the Company reported a net loss of $2,885,895 versus net income of $1,491,439 for the comparable period of the prior year. The Company expects to report significant net income for the fourth quarter of the fiscal year ended January 31, 2015 as compared to a loss reported in the comparable period of the prior year. The Company also anticipates that revenues in the fourth quarter of fiscal 2015 will be substantially greater than those of the fourth quarter of fiscal 2014. These favorable results are due in part to an increase in sales of specialty protective suits worn by healthcare workers and others in view of the recent Ebola crisis and otherwise overall strengthening of the Company’s operations.

Lakeland Industries, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2015	By:	/s/ Gary Pokrassa
Gary Pokrassa
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

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Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)

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